UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2022

School of Whales Commercial Real Estate Equity Fund, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10995

Florida	83-2423920
(State of organization)	(I.R.S. Employer
Identification No.)
2900 SW 28th Terrace, Suite 202
Miami, FL	33133
(Address of principal executive offices)	(Zip Code)

786-235-9130
Registrant’s telephone number, including area code

Class A Interests
(Title of each class of securities issued pursuant to Regulation A)

ITEM 1.	MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Use of Terms.

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to School of Whales Commercial Real Estate Equity Fund, LLC, a Florida limited liability company. Any capitalized terms not otherwise defined herein, shall have the meanings ascribed to them in the Operating Agreement of the Company, which is incorporated by reference herein as Exhibit 3.

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Background Overview

School of Whales Commercial Real Estate Equity Fund, LLC was formed in the State of Florida on October 19, 2018. We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. The Manager of the Company has not contemplated and does not have any plans or arrangements to enter into a change of control, business combination or similar transaction, or to change management.

The Company’s overall strategy is to purchase multifamily and commercial property in urban communities (or equity interests therein), initially in Florida and potentially subsequently in other states, which may be in the process of, or in the future, rehabilitated, developed, leased, and/or sold for a profit.

The Company was initially owned by its Manager, SOW Management, LLC, and has (and will continue to have) other Members that include, but are not limited to, individuals, corporate entities, individual retirement accounts, banks and other financial institutions, endowments, and pension funds.

The Company hopes to offer its Preferred Members, as such term is defined in the Operating Agreement of the Company, the opportunity to earn a preferred annualized eight percent (8%) return plus up to eighty percent (80%) of the Company’s realized net income, which we define as total revenue minus operating costs and expenses and tax liabilities, and which shall be distributed to the Preferred Members in proportion to each Preferred Member’s respective capital contribution.

Although we are continuously searching for properties and partial interests in properties, we expect that we will not be aggressive in our acquisition efforts until after we raise the capital from this Offering. Thereafter, we will aggressively search for properties and partial interests in properties. We acquired our first real property interest on December 30, 2021, namely Flagler Hall, as further set forth below. Additional acquisitions will depend highly on factors such as our funding, the availability of those funds and the availability of properties that meet our investment criteria. As we search for opportunities, we intend to expend capital in accordance with our Use of Proceeds. We will continue to incur expenses related with the operation of the Company and the continuing expenses related to being a reporting company under the requirements of Tier 2, Regulation A, with such expenses being paid by the Manager, as further set forth herein. Operating the Company will result in us incurring expenses associated with areas such as legal, accounting, administrative, marketing, software development, and the development and maintenance of our online platform. The amount of funds we raise will partially determine how much capital we will need for working capital and professional fees. We anticipate that, the more money we raise, the more resources will be needed to in order to run the Company effectively and thus more working capital will be needed.

Please note that the Company anticipates that every project it will undertake or invest in will be unique. Accordingly, an accurate description of the steps and timeline needed to take projects from purchase to income producing is impossible to determine. It is possible that some investment opportunities will be income producing immediately or require minimal renovation before producing income, while others could require significant renovations that could take several years to complete.

The address of our website is www.schoolofwhales.com. The information on our website is for general information and marketing purposes and is not part of this report for purposes of liability for disclosures under the federal securities laws.

The Offering

The Fund received its initial Notice of Qualification on June 8, 2021, in connection with its Offering Statement filed pursuant to Regulation A with the U.S. Securities and Exchange Commission (“SEC”), and was re-qualified on June 10, 2022, in connection with the filing of its Form 1-A POS (collectively, the “Offering”). The Offering includes up to One Million (1,000,000) Class A Interests (“Preferred Interests”, “Class A Interests”, or “Class A Unit[s]” as context may require) of the Company at Fifty Dollars ($50.00) per Class A Unit. Purchasers of such Preferred Interests shall, upon acceptance by the Manager, become a member of the Company (“Preferred Members”).

The Fund intends to raise up to Fifty Million Dollars ($50,000,000.00) through the Offering, which will be handled by the Manager. The Fund has established a minimum investment requirement of Five Hundred Dollars ($500.00).

To date, Ten Thousand Eight Hundred Seventy-Six and 32/10 (10,876.32) Class A Units have been sold pursuant to the Offering with resulting gross proceeds to the Company in the amount of Five Hundred Forty-Three Thousand Eight Hundred Sixteen ($543,816.00) Dollars. On December 30, 2021, the Company utilized Two Hundred Fifty Thousand ($250,000.00) Dollars of such proceeds to purchase a partial equity interest in Flagler Hall LLC, a Florida limited liability company, corresponding to approximately 1.55% of the then-issued and outstanding membership interest in Flagler Hall, LLC. Flagler Hall, LLC is the sole member of 200 E Flagler Development LLC, a Florida limited liability company, which in turn, owns the property located at 200 E. Flagler Street, Miami, Florida 33131 (collectively, “Flagler Hall”).

Results of Operations

We generated no revenues for the six (6) month period ending on June 30, 2022, other than proceeds from our Offering. We have minimal current activities, other than one (1) investment in Flagler Hall, as described above. To date, our investment in Flagler Hall has not generated any revenues.

Total Expenses

From inception (October 19, 2018) through the period ending on June 30, 2022, the Company has not paid any expenses because all expenses have been paid by our Manager. Through June 30, 2022, our Manager, on behalf of the Company, has incurred approximately Five Hundred Fifty-Six Thousand Five Hundred Four and 56/100 ($556,504.56) Dollars in expenses, all of which the Company will reimburse to the Manager once the Fund has raised One Million ($1,000,000.00) Dollars.

Liquidity and Capital Resources

As of June 30, 2022, the Company has Two Hundred Seven Thousand Six Hundred Sixty-Three ($207.663.00) in cash on hand, and additionally, North Capital, the Company’s escrow agent, is holding an additional Eighty-One Thousand Two Hundred Twenty-Six ($81,226.00) Dollars in escrow, pending disbursement. Our Manager has committed to fund our expenses until we raise a minimum of One Million Dollars ($1,000,000.00).

The Company hopes to raise Fifty Million Dollars ($50,000,000.00) through its Offering. As of June 30, 2022, we have sold Ten Thousand Eight Hundred Seventy-Six and 32/10 (10,876.32) Class A Units as part of the Offering, at a purchase price of Fifty Dollars ($50.00) per Preferred Interest, with aggregate proceeds equal to Five Hundred Forty-Three Thousand Eight Hundred Sixteen ($543,816.00) Dollars.

Although we intend on identifying multi-family, and commercial properties for acquisition with our proceeds, there is no guarantee that we will acquire any such investments. Any acquisition will depend highly on our funding, the availability of those funds, the availability of multifamily and commercial properties that meet our investment criteria and the size of such liens to be acquired. We plan to pursue our investment strategy of multifamily, and commercial properties acquisition or investment in partial interests in such opportunities.

There can be no assurance of the Company’s ability to do so or that additional capital will be available to the Company. If so, the Company’s investment objective of acquiring multifamily and commercial properties will be adversely affected and the Company may not be able to pursue an acquisition opportunity if it is unable to finance such acquisitions. The Company currently has no agreements, arrangements or understandings with any person or entity to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Related Party Transactions

Since our formation, the Manager has paid for all costs and expenses, totaling Five Hundred Fifty-Six Thousand Five Hundred Four and 56/100 ($556,504.56) Dollars as of June 30, 2022, none of which has been recognized or recorded as due to the Manager as of the date of the financial statements of the Company (June 30, 2022). The Manager will continue to fund these expenses. It is expected that the Manager will be reimbursed for these expenses after we have raised a minimum of One Million Dollars ($1,000,000.00) In exchange for services related to this Offering and the management of the Company, the Manager received Class B Units, which are subordinated to our Class A Units.

In addition, Flagler Hall LLC is an entity which is controlled by Daniel Pena-Giraldi, one of our principals, who is the Manager and a Member of Walpone LLC, which owns twenty (20%) percent of the interest of Flagler Hall LLC.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Trend Information

None.

Employees

Currently, entities controlled by Daniel Pena Giraldi, Andrea Petersen, and Juan Jose Pena-Giraldi are principals of our Manager and each of these individuals devote a minor portion of their working hours to our Company without a salary. The three principals of our Manager will coordinate all our business operations. In addition, Amanda Olivastro is serving as a Project Manager, with an annual salary of Eighty-Five Thousand Dollars ($85,000.00), which is currently being paid by our Manager. We plan to use (and continue to use) consultants, attorneys, accountants, and other personnel, as necessary and will engage additional full-time employees only as needed in the future.

Our Manager is spending the time allocated to our business in handling the general business affairs of our Company such as accounting issues, including review of materials presented to our auditors, working with our counsel, developing our business plan, and researching investment opportunities and possible commercial and multifamily properties acquisitions. As we continue to successfully raise capital and as more properties (or interests therein) are acquired, the principals of the Manager will devote the necessary working hours to the Company.

ITEM 2.	OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

ITEM 3.	FINANCIAL STATEMENTS (UNAUDITED)

School of Whales

Commercial Real Estate

Equity Fund LLC.

Financial Statements

June 30, 2022

(expressed in U.S. dollars)

School of Whales Commercial Real Estate Equity Fund, LLC

Balance Sheets

December 31, 2021 and June 30, 2022

	12/31/2021	6/30/2022
Assets
Cash and cash equivalents	$105,583	$207,663
Restricted cash	6,735	81,226
Investment in Flagler Hall, LLC	250,000	250,000
Total Assets	$362,318	$538,889

Liabilities
Accounts Payable	$2,897	$15,397
Total Liabilities	2,897	15,397

Members' equity	359,421	523,492
Total liabilities and members equity	$362,318	$538,889

School of Whales Commercial Real Estate Equity Fund, LLC

Statement of Operations

December 31, 2021 and June 30, 2022

	12/31/2021	6/30/2022
Revenue	$-	$-
Operating Expenses	6,739	13,775
Net Loss	$(6,739)	$(13,775)

The Fund has evaluated events subsequent to January 30, 2022 for adjustments to or disclosures necessary in order to ensure completeness and accuracy of financial statements.

School of Whales Commercial Real Estate Equity Fund, LLC
Statements of Changes in Members' Equity
December 31, 2021 and June 30, 2022

	Class A Units	Class B Units	Total
Members's equity, January 1, 2021	$-	$200.00	$200.00
From operations: Net income	(6,739)	-	(6,739)
From capital transactions: Contributions	365,960	-	365,960
Increase In members' equity	359,221	-	359,221
Members' equity, December 31, 2021	$359,221	$200	$359,421
From operations: Net income	(13,775)	-	(13,775)
From capital transactions: Contributions	177,846	-	177,846
Increase In members' equity	164,071	-	164,071
Members' equity, June 30, 2022	$523,292	$200	$523,492

School of Whales Commercial Real Estate Equity Fund, LLC

Statement of Cash Flows

December 31, 2021 and June 30, 2022

	12/31/2021	6/30/2022
OPERATING ACTIVITIES
Net Income	$(6,739)	$(13,775)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Algo law Inv
Accounts Payable (A/P)	2,897	12,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,897	12,500
Net cash provided by operating activities	(3,842)	(1,275)
INVESTING ACTIVITIES
Investments in Flagler Hall LLC	(250,000)
Net cash provided by investing activities	(250,000)
FINANCING ACTIVITIES
Issuance of Class A member units	$365,960	$177,846
Net cash provided by financing activities	$365,960	$177,846
Net cash increase for period	112,118	176,571
Cash at beginning of period	200	112,318
Cash at end of period	$112,318	$288,889

ITEM 4.	EXHIBITS

2.	Articles of Organization*
3.	Operating Agreement*
4.	Subscription Agreement*
6.1	Broker Dealer Agreement dated June 9, 2020 between School of Whales Commercial Real Estate Equity Fund, LLC and Dalmore Group, LLC*
8.1	Form of Escrow Agreement dated [*], 202[*] by and among North Capital Private Securities Corporation and School of Whales Commercial Real Estate Equity Fund, LLC.*

*filed previously.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on September 28, 2022.

School of Whales Commercial Real Estate Equity Fund, LLC

/s/ Andrea Petersen
Andrea Petersen, Chief Executive Officer of SOW Management LLC, Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

School of Whales Commercial Real Estate Equity Fund, LLC

/s/ Andrea Petersen
Andrea Petersen, Chief Executive Officer of SOW Management LLC, Manager

/s/ Juan Jose Pena-Giraldi
Juan Jose Pena Giraldi, Chief Financial Officer of SOW Management LLC, Manager

/s/ Daniel Pena-Giraldi
Daniel Pena-Giraldi, Chief Operating Officer of SOW Management LLC, Manager